UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
NPS PHARMACEUTICALS, INC. (Name of Subject Company (Issuer))
KNIGHT NEWCO 2, INC.
SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
SHIRE PLC
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)
62936P103 (Cusip Number of Class of Securities)
Mark Enyedy
Shire plc
5 Riverwalk, Citywest Business Campus, Dublin
24, Republic of Ireland
+353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Exhibit No.	Description
99.1	Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 13, 2015 at the J.P. Morgan 33rd Annual Healthcare Conference.